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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08027656

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/29/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KKR Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AP
3/21

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
KKR Capital Markets LLC

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KKR Capital Markets LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2008

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 8,350,164
Syndication fees receivable	1,323,640
Prepaid expenses	1,004,341
Other assets	29,264
TOTAL ASSETS	$ 10,707,409

LIABILITIES AND MEMBER'S EQUITY

Liability - Accounts payable and accrued expenses	$ 161,398
Commitments (see Note 4)	
Member's equity	10,546,011
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 10,707,409

The accompanying notes are an integral part of the Statement of Financial Condition.

KKR CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007

1. **Organization and Business**

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of Kohlberg Kravis Roberts & Co. L.P. (the "Parent"), is a limited liability company that was formed under the laws of Delaware on January 29, 2007. On September 5, 2007, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets advice and underwriting services, initially to companies in which the Parent's affiliated private equity funds take a controlling or similar interest, where they are seeking to raise capital through the public or private capital markets.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash
Cash consists of deposits with a single financial institution and therefore is subject to the credit risk of that financial institution and may at times exceed FDIC insurance deposit limitations.

Related Parties
The Company maintains an administrative services agreement with its Parent which provides for the Parent to provide accounting, administrative, human resource and other services. Expenses related to this agreement were not be reimbursed by the Company to the Parent and accordingly, have been recorded as a capital contribution.

The Company was a participant in a syndication where an affiliate was a selling shareholder.

The terms of any of these agreements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

3. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 during the first 12 months of operations (15 to 1 thereafter). At December 31, 2007, the Company had net capital of $8,218,030 which exceeded the required net capital of $100,000 by $8,118,030.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary accounts of introducing brokers ("PAIB") and to permit the correspondent to use PAIB in its capital computation.

4. Commitments

The Company leases office space under a non-cancelable lease agreement expiring in April 2010. The annual minimum payments under this agreement are:

Year Ending December 31,	Total Commitments
2008	$ 665,000
2009	665,000
2010	221,667
	$ 1,551,667

The lease has provisions for escalation based upon the assessed valuation of the property, and future collective bargaining agreements entered into by the lessor and certain of its employees. The nature of the escalation factors are such that they are considered contingent rent, and excluded from the calculation of minimum lease payments.

5. Profit Sharing and Phantom Stock Plans

The Company is a participant in the Parent's defined contribution plan and accordingly, all eligible employees of the Company are covered under the plan. The Company contributes 15% of each employee's compensation up to a maximum of $20,000 per employee per annum.

The Company also participates in the Parent's phantom stock plan, wherein "phantom" shares of stock are granted to employees based on terms defined in the plan. Generally, an employee vests in the phantom shares over a six-year period. Upon the sale of shares in the company invested in, the employee receives the vested difference between the price of the phantom shares granted and the subsequent sales price of the company shares or an amount greater than that if the Parent so decides. The Company accrues the change in value of the phantom shares.

6. Concentrations

At December 31, 2007, syndication fees receivable represented an amount receivable from one related party.

7. Accounting and Reporting Developments

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in

accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has adopted the provisions of FIN No. 48 beginning in 2007 and has determined that it has no impact to the accompanying Statement of Financial Condition.

During September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company will adopt SFAS No. 157 beginning in 2008. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on the Company's Statement of Financial Condition.

8. Subsequent Event

On February 11, 2008 in connection with a reorganization, the Parent contributed all of its rights, title and interest in the Company to KKR Capital Markets Holdings L.P. ("Holdco"). On February 27, 2007 the Company made a $7,750,000 capital distribution to Holdco.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

KKR Capital Markets LLC
9 West 57th Street
New York, New York 10019

In planning and performing our audit of the financial statements of KKR Capital Markets LLC (the "Company") as of December 31, 2007 and for the period from January 29, 2007 (date of inception) through December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except we identified a deficiency in internal control that we consider a material weakness relating to the Company's revenue recognition of a material transaction that was initially recognized in the year ended December 31, 2007, although the relevant revenue recognition criteria had not been met as of December 31, 2007. This condition was considered in determining the nature, timing, and extent of our procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007. As of the date of this report, the Company has taken corrective action to remediate the material weakness, and has corrected its December 31, 2007 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives, except for the matter described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END